DISTRIBUTION SERVICES AGREEMENT

THIS AGREEMENT is made this 13th day of December, 2016, by and between Forefront Capital Advisors LLC, a Delaware limited liability company (the “Adviser”), and Foreside Fund Services, LLC, a Delaware limited liability company (the “Distributor”).

WHEREAS, the Adviser serves as investment adviser for a closed-end, non-diversified, “interval” management investment company (each a “Fund” and together, the “Funds”) registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940, as amended;

 WHEREAS, pursuant to a distribution agreement dated as of ___________ (the “Distribution Agreement”) by and between the Distributor and each Fund listed on Exhibit A of the Distribution Agreement, the Distributor acts as the principal underwriter and distributor of shares of each Fund; and

WHEREAS, in consideration of Distributor’s agreement to provide certain distribution services as described in the Distribution Agreement, the Adviser has agreed to compensate the Distributor to the extent that the Funds are not authorized to so compensate the Distributor.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration the receipt of which is hereby acknowledged, the Adviser and the Distributor hereby agree as follows:

1.	Services.

Distributor will provide the Funds and the Adviser with the distribution support services set forth in the Distribution Agreement, which is attached hereto as Exhibit A.

2.	Compensation and Expenses.

The Distributor shall be entitled to receive the compensation set forth in Exhibit B.

3.	Term and Termination.

(a) This Agreement will become effective upon the date first set forth above, will continue in effect throughout the term of the Distribution Agreement, and will terminate automatically upon any termination of the Distribution Agreement; provided, however, that, notwithstanding such termination of the Distribution Agreement, the Adviser will continue to pay to Distributor all fees to which Distributor is entitled pursuant to the Distribution Agreement for services performed through such termination date.

This Agreement may be terminated by the Adviser upon 60 days’ written notice to the Distributor in the event the Adviser no longer serves as investment adviser to the Funds; provided that prior to or on such termination date, the Adviser pay to Distributor all compensation due as of such termination date.

4.	Rights and Obligations of the Adviser and the Distributor.

The Adviser shall be responsible for the accuracy and completeness of information concerning its organization and sales channels that the Adviser furnishes to the Distributor in connection with the Distributor’s provision of services pursuant to the Distribution Agreement.

5.	Representations and Warranties.

(a)	The Adviser represents and warrants the following:

(i) this Agreement has been duly authorized by the Adviser and, when executed and delivered, will constitute a legal, valid and binding obligation of the Adviser, enforceable against it in accordance with its terms subject to bankruptcy, insolvency, reorganizations, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(ii) the contractual advisory fees that the Adviser charges the Trust do not contain any component for the purpose of paying for fund distribution;

(iii) the Adviser will pay, or cause one of its affiliates to pay, to financial intermediaries, or will reimburse the Distributor in advance in full for the payment to financial intermediaries of, any and all upfront commissions on sales of Shares as set forth in the Registration Statement, including the Prospectus, filed with the SEC and in effect at the time of sale of such Shares; and

(iv) this Agreement has been disclosed to the Board of Trustees of the Funds (the “Board”), and the Adviser has provided all such information to the Board as may be appropriate (or as has been requested by the Board) in connection with the Board’s review or approval of the arrangements contemplated hereunder, including amounts expended by the Adviser hereunder.

(b)	The Distributor represents and warrants the following:

(i) it is a duly registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member in good standing with FINRA, and shall immediately notify the Adviser should the foregoing no longer be true during the term of this Agreement;

(ii) it is in material compliance with all laws, rules and regulations applicable to it, including but not limited to the rules and regulations promulgated by FINRA; and

(iii) this Agreement has been duly authorized by the Distributor and, when executed and delivered, will constitute a legal, valid and binding obligation of the Distributor, enforceable against the Distributor in accordance with its terms subject to bankruptcy, insolvency, reorganizations, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

6.	Confidentiality.

During the term of this Agreement, the Distributor and the Adviser may have access to confidential information relating to matters such as either party’s business, procedures, personnel, and clients. As used in this Agreement, “Confidential Information” means information belonging to the Distributor or the Adviser which is of value to such party and the disclosure of which could result in a competitive or other disadvantage to the non-disclosing party, including, without limitation, financial information, business practices and policies, know-how, trade secrets, market or sales information or plans, customer lists, business plans, and all provisions of this Agreement. Confidential Information includes information developed by either party in the course of engaging in the activities provided for in this Agreement, unless: (i) the information is or becomes publicly known without breach of this Agreement, (ii) the information is disclosed to the other party by a third party not under an obligation confidentiality to the party whose Confidential Information is at issue of which the party receiving the information should reasonably be aware, or (iii) the information is independently developed by a party without reference to the other’s Confidential Information. Each party will protect the other’s Confidential Information with at least the same degree of care it uses with respect to its own Confidential Information, and will not use the other party’s Confidential Information other than in connection with its duties and obligations hereunder. Notwithstanding the foregoing, a party may disclose the other’s Confidential Information if (i) required by law, regulation or legal process or if requested by any regulatory agency with jurisdiction over the Distributor, the Fund or the Adviser; (ii) it is advised by counsel that it may incur liability for failure to make such disclosure; or (iii) requested to by the other party; provided that in the event of (i) or (ii) the disclosing party shall give the other party reasonable prior notice of such disclosure to the extent reasonably practicable and shall reasonably cooperate with the other party (at such other party’s expense) in any efforts to prevent such disclosure.

In the event of any unauthorized use or disclosure by a party of any Confidential Information of the other party, the disclosing party shall promptly (i) notify the other party of the unauthorized use or disclosure; (ii) take all reasonable actions to limit the adverse effect on the other party of such unauthorized use or disclosure; and (iii) take all reasonable action to protect against a recurrence of the unauthorized use or disclosure.

7.	Limitation of Liability; Indemnification.

The Distributor shall not be liable to the Adviser or the Funds for any action taken or omitted by it in the absence of bad faith, willful misfeasance, gross negligence or reckless disregard by it (or its agents or employees) of its obligations and duties under this Agreement or the Distribution Agreement. The Adviser shall indemnify and hold harmless the Distributor, its affiliates and each of their respective employees, agents, directors and officers from and against, any and all claims, demands, actions and suits, and from and against any and all judgments, liabilities, losses, damages, costs, charges and reasonable counsel fees incurred in connection therewith (collectively, “Losses”) arising out of or related to the arrangement contemplated under this Agreement and/or the Distribution Agreement, except to the extent that Losses result from the Distributor’s bad faith, willful misfeasance, or gross negligence or its reckless disregard of its express obligations and duties hereunder and/or under the Distribution Agreement.

8.	Notices.

Any notice provided hereunder shall be sufficiently given when sent by registered or certified mail to the party required to be served with such notice at the following address: if to the Adviser, to it at 7 Times Square, 37th Floor, New York, New York, 10036, Attention: President and if to Distributor, to it at Three Canal Plaza, Suite 100, Portland, Maine 04101, Attention: Legal Department, or at such other address as such party may from time to time specify in writing to the other party pursuant to this Section.

9.	Assignment.

This Agreement and the rights and duties hereunder shall not be assignable with respect to a Fund by either of the parties hereto except by the specific written consent of the other party. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

10.	Governing Law.

This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware.

11.	Miscellaneous.

(a) Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(b) This Agreement constitutes the complete agreement of the parties hereto as to the subject matter covered by this Agreement, and supersedes all prior negotiations, understandings and agreements bearing upon the subject matter covered by this Agreement.

(c) If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if this Agreement did not contain such part, term or provision.

(d) This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

(e) No amendment to this Agreement shall be valid unless made in writing and executed by both parties hereto.

(f) Invoices for fees and expenses due to Distributor hereunder and as set forth in Exhibit B hereto shall be sent by Distributor to the address furnished below unless and until changed by Adviser (Adviser to provide reasonable advance notice of any change of billing address to Distributor):

To Adviser:
Forefront Capital Advisors LLC Attn: Peter Gorman 7 Times Square, 37th Floor New York, New York 10036 Phone: (212) 607-8150 Fax: (212) 983-0690 e-mail: pgorman@forefrontincometrust.com

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

Foreside Fund Services, LLC		Forefront Capital Advisors LLC

By:	/s/ Mark Fairbanks	By:	/s/ Bradley Reifler
	Mark Fairbanks, Vice President	Name:	Bradley Refiler
		Title:	CEO

EXHIBIT A

Distribution Agreement

A-1

EXHIBIT B

Compensation

DISTRIBUTION SERVICE FEES

Organizational Fees	One-Time
Setup fee	$5,000 (waived)
Recurring Distribution Fees	Annual
Asset fee, based on total assets in each Fund, calculated and billed monthly (subject to a monthly minimum fee of $1,500 per Fund)	1.00 basis point

OUT-OF-POCKET EXPENSES

Reasonable out-of-pocket expenses incurred by the Distributor in connection with the services provided pursuant to the Distribution Agreement. Such expenses may include, without limitation, regulatory filing fees; sales literature regulatory review fees; communications; postage and delivery service fees; bank fees; reproduction and record retention fees; travel, lodging and meals.

Notes:

➢	Fees will be calculated and payable monthly.

B-1